UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TECHWELL, INC.

(Name of Subject Company (Issuer))

NAVAJO MERGER SUB, INC.

(Offeror)

an indirect, wholly-owned subsidiary of

INTERSIL CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87874D 10 1

(CUSIP Number of Class of Securities)

Thomas C. Tokos, Esq.

Intersil Corporation

1001 Murphy Ranch Road, Suite 1

Milpitas, California 95035

(408) 432-8888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,721,512.00	$33,491.14

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $18.50 cash per share based on an aggregate of (i) 22,133,012 Shares outstanding, (ii) 1,940,185 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company’s stock plans, and (iii) a total of 1,317,155 Shares issuable upon the exercise of outstanding options, in each case as provided by Techwell as of February 28, 2010, the most recent practicable date.
(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$33,491.14	Filing Party:	Intersil Corporation and Navajo Merger Sub, Inc.

Form of Registration No.:	TO-T	Date Filed:	March 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 7, 2010, collectively constitute the “Schedule TO”) that was originally filed on March 30, 2010 by (i) Navajo Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), and (ii) Intersil. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase for cash all of the outstanding shares of Common Stock, $0.001 par value (the “Techwell Common Stock”) of Techwell, Inc., a Delaware corporation ( “Techwell”) and the associated preferred stock purchase rights (the “Techwell Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A. (which Techwell Rights, together with the shares of the Techwell Common Stock are herein referred to as the “Shares”) at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser and Intersil. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following text thereto, and the subsection entitled “Antitrust Compliance – United States” in Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase is hereby amended and supplemented by adding the following text after the last paragraph of such subsection of Section 16:

“At 11:59 p.m., New York City time, on April 8, 2010, the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger expired. Accordingly, the condition to the offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplement by adding thereto the following exhibit:

Exhibit	Exhibit Name

(a)(5)(F)	Slides from Presentation to Techwell, Inc. Employees, dated April 2010.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

INTERSIL CORPORATION

By:	/s/ THOMAS C. TOKOS
Name:	Thomas C. Tokos
Title	Sr. Vice President, General Counsel and Secretary

NAVAJO MERGER SUB, INC.

By:	/s/ THOMAS C. TOKOS
Name:	Thomas C. Tokos
Title	Secretary

Date: April 12, 2010

INDEX TO EXHIBITS

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 30, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Intersil Corporation and Techwell, Inc. on March 22, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(a)(5)(B)	Form of Summary Advertisement as published on March 30, 2010 in the Wall Street Journal.*

(a)(5)(C)	Press Release issued by Intersil Corporation on March 30, 2010.*

(a)(5)(D)	Complaint filed by Mike Tamashiro on behalf of himself and all others similarly situated, on April 1, 2010, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(E)	Email to employees of Techwell, Inc. from David B. Bell, Chief Executive Officer and President of Intersil Corporation, sent on April 7, 2010.*

(a)(5)(F)	Slides from Presentation to Techwell, Inc. Employees, dated April 2010.

(b)(1)	Commitment Letter, dated March 26, 2010, by and between Intersil Corporation and Morgan Stanley Senior Funding, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc. and Techwell, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(d)(2)	Form of Tender and Voting Agreement, dated March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc., Techwell, Inc. and each of the following executive officers, directors and stockholders of Techwell, Inc.: Fumihiro Kozato, Robert D. Cochran, Richard H. Kimball, C.J. Koomen, Justine Lien, Phillip J. Salsbury, TCV IV, L.P. and TCV IV Strategic Partners, L.P., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(d)(3)	Confidentiality Agreement, dated as of January 7, 2010, by and Intersil Corporation and Techwell, Inc.*

(d)(4)	Exclusivity Agreement, dated as of March 8, 2010, by and between Intersil Corporation and Techwell, Inc.*

(d)(5)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Wen-Lung Chen.*

(d)(6)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Yojiro Kamei.*

(d)(7)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Fumihiro Kozato.*

(d)(8)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Feng Kuo.*

(d)(9)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and DongWook Nam.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO

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